                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 FIRSTMARK CORP.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.20
                         (Title of Class of Securities)

                                   337908 20 6
                                 (CUSIP Number)


         H. WILLIAM COOGAN, JR.         THE H. WILLIAM COOGAN IRREVOCABLE TRUST
          1801 LIBBIE AVENUE                SUSAN C. COOGAN, TRUSTEE
             SUITE 201                           4712 CHARMIAN ROAD
        RICHMOND, VIRGINIA 23226              RICHMOND, VIRGINIA 23226
             (804) 240-8297                       (804) 353-6542


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 11, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties whom copies for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  337908 20 6

----------------------------------------------------------------------------------------------
1.   Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

     H. William Coogan, Jr.

----------------------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of Group           (a) [ x  ]        (b) [    ]

----------------------------------------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF

----------------------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

----------------------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America

----------------------------------------------------------------------------------------------
                          7. Sole Voting Power

     Number of               H. William Coogan, Jr. - 1,534,090(1)
     Shares              _____________________________________________________________________
     Beneficially         8. Shared Voting Power
     Owned by
     Each                    -0-
     Reporting
     Person              _____________________________________________________________________
     With                 9. Sole Dispositive Power


                             H. William Coogan, Jr. - 1,534,090(1)
                         ---------------------------------------------------------------------

                         10. Shared Dispositive Power

                             -0-

----------------------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     H. William Coogan, Jr. - 1,534,090 (1)

----------------------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [  ]

----------------------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     H. William Coogan, Jr. - 28.7%(2)

----------------------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN

----------------------------------------------------------------------------------------------



(1) Includes 477,701 shares of Common Stock, based on the terms of the Securities Purchase Agreements, as more fully described in Item 4 herein.

(2) Based on 5,342,043 shares of Common Stock issued and outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended March 31, 2002.

                               Page 2 of 10 pages



CUSIP No.  337908 20 6

----------------------------------------------------------------------------------------------
1.   Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

     The H. William Coogan Irrevocable Trust

----------------------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of Group           (a) [ x ]         (b) [   ]

----------------------------------------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO

----------------------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

     Not Applicable

----------------------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America

----------------------------------------------------------------------------------------------
                          7.  Sole Voting Power

     Number of                1,162,903
     Shares              _____________________________________________________________________
     Beneficially         8.  Shared Voting Power
     Owned by
     Each
     Reporting                -0-
     Person              _____________________________________________________________________
     With                 9.  Sole Dispositive Power


                              1,162,903

                         ---------------------------------------------------------------------
                         10.  Shared Dispositive Power

                              -0-

----------------------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,162,903

----------------------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [  ]

     Not Applicable

----------------------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     21.8% (1)

----------------------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO (trust)
----------------------------------------------------------------------------------------------


(1) Based on 5,342,043 shares of Common Stock issued and outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended March 31, 2002.


                               Page 3 of 10 pages



CUSIP No.  337908 20 6

----------------------------------------------------------------------------------------------
1.   Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

     Susan C. Coogan

----------------------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of Group           (a) [ x ]         (b) [   ]

----------------------------------------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO

----------------------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [  ]

     Not Applicable

----------------------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America

----------------------------------------------------------------------------------------------
                          7.  Sole Voting Power

     Number of                1,162,903
     Shares              _____________________________________________________________________
     Beneficially         8.  Shared Voting Power
     Owned by
     Each
     Reporting                -0-
     Person              _____________________________________________________________________
     With                 9.  Sole Dispositive Power


                              1,162,903

                         ---------------------------------------------------------------------
                         10.  Shared Dispositive Power

                              -0-

----------------------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,162,903

----------------------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [  ]

     Not Applicable

----------------------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     21.8%(1)

----------------------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN

----------------------------------------------------------------------------------------------


(1) Based on 5,342,043 shares of Common Stock issued and outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended March 31, 2002.

                               Page 4 of 10 pages

CUSIP No.  337908 20 6

     This Amendment No. 2 ("Amendment No. 2") hereby amends and supplements (i) the statement on Schedule 13D originally filed by H. William Coogan, Jr. ("Mr. Coogan") with the Securities and Exchange Commission (the "SEC") on April 14, 1997 and amended on May 12, 1997 and (ii) the statement on Schedule 13D originally filed by The H. William Coogan Irrevocable Trust (the "Trust") and Susan C. Coogan ("Ms. Coogan") with the SEC on April 14, 1997 and amended May 12, 1997 (as previously so amended and supplemented, the "Statements"), with respect to shares of common stock, par value $0.20 per share (the "Common Stock"), of Firstmark Corp., a Maine corporation (the "Issuer"). Each of Mr. Coogan, the Trust and Ms. Coogan is referred to herein as a "Reporting Person" and are collectively referred to herein as the "Reporting Persons."

     Unless otherwise expressly set forth herein, capitalized terms not defined in this Amendment No. 2 have the meanings given to such terms in the Statements.

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 2 relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 2700 Via Fortuna, Suite 400, Austin, Texas 78746.


ITEM 2. IDENTITY AND BACKGROUND.

     H. William Coogan, Jr.

     (a) H. William Coogan, Jr.

     (b) The business address of Mr. Coogan is 1801 Libbie Avenue, Suite 201, Richmond, Virginia 23226.

     (c) Mr. Coogan is Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer, whose address is set forth in Item 1.

     (d) During the past five years, Mr. Coogan has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

     (e) During the past five years, Mr. Coogan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Coogan is a citizen of the United States of America.



                               Page 5 of 10 pages

CUSIP No.  337908 20 6

     The H. William Coogan Irrevocable Trust

     The H. William Coogan Irrevocable Trust is a trust organized under the laws of the Commonwealth of Virginia. The trustee of the Trust is Susan C. Coogan. The Trust's principal business is investing in and holding stock and other assets. The address for the Trust is Susan C. Coogan, Trustee, 4712 Charmian Road, Richmond, Virginia 23226. During the past five years, the Trust has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has the Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Susan C. Coogan

     (a) Susan C. Coogan

     (b) The address of Ms. Coogan is 4712 Charmian Road, Richmond, Virginia 23226.

     (c) Ms. Coogan is presently not employed.

     (d) During the past five years, Ms. Coogan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Ms. Coogan is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On various dates from July 11, 2002 through July 17, 2002, Mr. Coogan entered into 26 Securities Purchase Agreement and Option to Acquire Shares contracts (each a "Securities Purchase Agreement" and collectively the "Securities Purchase Agreements") with certain holders of the Issuer's Common Stock. The form of the Securities Purchase Agreement is attached hereto as Exhibit B and certain material terms of the Securities Purchase Agreements are described in Item 4 herein. The total number of shares of Common Stock to be purchased under the Securities Purchase Agreement is 477,701, and the per share purchase price is $1.00, for a total acquisition purchase price of $477,701 in the aggregate. Mr. Coogan expects to use his personal funds as the source of funds used to acquire the shares under the Securities Purchase Agreement.

     In addition, on various dates from July 10, 2002 through July 17, 2002, Mr. Coogan purchased an aggregate of 55,000 shares of Common Stock in the open market for an aggregate purchase price of $83,620.91. The purchases were made funded by Mr. Coogan's personal funds. Certain information with respect to the open market purchases made by Mr. Coogan is contained in Exhibit B hereto.

                               Page 6 of 10 pages

CUSIP No.  337908 20 6

     The Trust received 1,162,903 shares of Common Stock in April 1997 upon consummation of the conversion described in the Statements filed by the Trust and Ms. Coogan. Neither the Trust nor Ms. Coogan has purchased or otherwise acquired shares of Common Stock other than as described in the Statements and herein.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Beginning July 11, 2002 and through July 17, 2002, Mr. Coogan entered into 26 Securities Purchase Agreements. Pursuant to the terms of the Securities Purchase Agreements, certain individual holders of the Issuer's Common Stock (each a "Seller" and collectively the "Sellers") have agreed to sell to Mr. Coogan a certain number of shares of Common Stock held by each Seller at a per share purchase price of $1.00. The total number of shares of Common Stock to be purchased under the Securities Purchase Agreements is 477,701, for an aggregate acquisition purchase price of $477,701. The purchase of the shares by Mr. Coogan from each Seller will occur at various times between the date hereof and Wednesday, July 31, 2002, unless a later date is mutually agreed to in writing by a Seller and Mr. Coogan. The form of the Securities Purchase Agreement is attached hereto as Exhibit B, and Seller information with respect to each Securities Purchase Agreement is listed in Exhibit D hereto. In addition, Mr. Coogan has acquired shares on the open market as described in Item 3 herein and in Exhibit C hereto.

     Pursuant to the terms of the Securities Purchase Agreements, and pending the closing of the purchase of shares of Common Stock by Mr. Coogan from each Seller, each Seller has constituted and appointed Mr. Coogan to be such Seller's true and lawful attorney-in-fact to vote the shares held by the Seller on the date of the Securities Purchase Agreements on any and all matters that may be put to a vote of shareholders of the Issuer at any regular or special meeting of shareholders of the Issuer or otherwise. Subject to the terms of the Securities Purchase Agreements, such proxy granted to Mr. Coogan is irrevocable.

     Mr. Coogan acquired beneficial ownership of the shares of common stock to which this Amendment No. 2 relates in order to enable the Reporting Persons to have the power to vote and to direct the vote of a majority of the issued and outstanding shares of Common Stock and to thereby enable the Reporting Persons to elect all of the members of the Board of Directors of the Issuer (the "Board"). Neither the Trust nor Ms. Coogan has purchased or otherwise acquired shares of Common Stock other than as described in the statements and in this Amendment No. 2.

     The proxy power granted by each seller to Mr. Coogan pursuant to the terms of the Securities Purchase Agreements, together with Mr. Coogan's open market purchases of common stock, have resulted in the Reporting Persons having the power to vote and direct the vote of more than a majority of the issued and outstanding shares of common stock. As a result, the Reporting Persons have the power, among other things, to vote on and elect all of the members of the Board. The proposed acquisitions of Common Stock pursuant to the terms of the Securities Purchase Agreements will provide Mr. Coogan with disposition power with respect to the shares under the agreements, subject to the terms of the Securities Purchase Agreements.

                               Page 7 of 10 pages

CUSIP No.  337908 20 6

     On July 12, 2002, Mr. Coogan, in his capacity as Chairman of the Board of the Issuer, called a substitute annual meeting of the Issuer to, among other things, set the number of directors of, and elect the directors of, the Issuer. Each Reporting Person is, and the Reporting Persons are, prepared to seek to set the number of directors of the Issuer at a number within the range provided in the Issuer's Articles of Incorporation, to nominate a number of individuals, who may constitute a majority of the Board, to serve on the Board and to seek shareholder approval of such individuals as directors of the Issuer at the substitute annual meeting and/or a subsequent meeting of the shareholders of the Issuer.

     Each Reporting Person reserves the right to increase or decrease the size of their respective investments in the Issuer. Each Reporting Person reserves, and the Reporting Persons reserve, the right to take stockholder action pursuant to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act, and applicable rules and regulations thereunder or pursuant to other lawful means.

     The description of the Securities Purchase Agreements is qualified in its entirety by reference to the Form of Securities Purchase Agreement and Option to Acquire Shares attached hereto as Exhibit B.

     Except as disclosed herein, the reporting persons have no present plans or proposals that relate to or would result in any actions or events required to be described in Item 4 of Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, Mr. Coogan beneficially owns an aggregate of 1,534,090 shares of Common Stock. Based on the Issuer's Form 10-QSB for the quarter ended March 31, 2002, which indicates that there are 5,342,043 shares of Common Stock outstanding, Mr. Coogan beneficially owns approximately 28.7% of said outstanding shares of Common Stock of the Issuer.

     As of the date hereof, the Trust, and Ms. Coogan, as trustee, beneficially own an aggregate of 1,162,903 shares of Common Stock. Based on the Issuer's Form 10-QSB for the quarter ended March 31, 2002, which indicates that there are 5,342,043 shares of Common Stock outstanding, the Trust, and Ms. Coogan, as trustee, beneficially own approximately 21.8 % of said outstanding shares of Common Stock of the Issuer.

     (b) Pursuant to the terms of the Securities Purchase Agreements, Mr. Coogan possesses the sole power to vote or direct the vote of 477,701 shares of Common Stock, and will have the sole power to dispose or direct the disposition of such shares upon acquiring such shares pursuant to the terms of the Securities Purchase Agreements.

     The Trust possesses the sole power to vote or direct the vote and to dispose or direct the disposition of 1,162,903 shares of Common Stock, and Ms. Coogan, as trustee, possesses the sole power to vote or direct the vote and to dispose or direct the disposition of 1,162,903 shares of Common Stock.

     (c) Except as set for in Item 3 and Item 4 herein or in Exhibit C, each of Mr. Coogan, the Trust or Ms. Coogan has not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

     (d) Not applicable.


                               Page 8 of 10 pages

CUSIP No.  337908 20 6


     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Coogan is the Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer.

     Except as disclosed in Item 3 and Item 4 herein or in the exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Coogan and any other person with respect to the securities of the Issuer. Mr. Coogan and Ms. Coogan are husband and wife.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement to Joint Filing of Amendment No. 2 to Schedule 13D
                 among H. William Coogan, Jr., The H. William Coogan Irrevocable Trust and Susan C. Coogan

     Exhibit B - Form of Securities Purchase Agreement and Option to Acquire
                 Shares

     Exhibit C - Information on Open Market Purchases

     Exhibit D - Information on Parties to the Securities Purchase Agreements.


                               Page 9 of 10 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 2002                    /s/ H. William Coogan, Jr.
                                         ---------------------------------------
                                         H. William Coogan, Jr.



                                         THE H. WILLIAM COOGAN IRREVOCABLE TRUST


Dated:  July 19, 2002                    /s/ Susan C. Coogan, Trustee
                                         ---------------------------------------
                                         By:  Susan C. Coogan, Trustee


Dated:  July 19, 2002                    /s/ Susan C. Coogan
                                         ---------------------------------------
                                         Susan C. Coogan

                              Page 10 of 10 pages

                                                                       Exhibit A


                          AGREEMENT TO JOINT FILING OF
                         AMENDMENT NO. 2 TO SCHEDULE 13D

     The undersigned agree to the filing of a single statement on Schedule 13D on behalf of each of them in respect of the common stock of Firstmark Corp. beneficially owned by them.

Dated:  July 19, 2002                    /s/ H. William Coogan, Jr.
                                         ---------------------------------------
                                         H. William Coogan, Jr.



                                         H. WILLIAM COOGAN IRREVOCABLE TRUST

Dated:  July 19, 2002                    /s/ Susan C. Coogan, Trustee
                                         ---------------------------------------
                                         By: Susan C. Coogan, Trustee

Dated:  July 19, 2002                    /s/ Susan C. Coogan
                                         ---------------------------------------
                                         Susan C. Coogan

                                                                       Exhibit B


                          SECURITIES PURCHASE AGREEMENT
                                       AND
                            OPTION TO ACQUIRE SHARES

                             ________________, 2002


Mr. H. William Coogan, Jr.
4712 Charmian Road
Richmond, Virginia 23226

Dear Mr. Coogan:

     The undersigned (the "Seller") is/are the beneficial, and either is/are, or will be as of the Closing Date (hereinafter defined) the record owner of shares (the "Shares") of the issued and outstanding Common Stock (par value, $0.20 per share) of Firstmark Corporation, a Maine corporation (the "Company"). For good and valuable consideration, including but not limited to the agreements and undertakings of the parties contained in this Agreement, the receipt and sufficiency of which is hereby acknowledged, the Seller hereby acknowledges receipt of, and accepts, your offer to purchase the Shares, subject to all of the terms and conditions of this Agreement, for one dollar ($1.00) per share or an aggregate purchase price of $ for all of the Shares (the "Aggregate Purchase Price"), and agrees to sell and deliver the same to you or your assigns, accompanied by stock power(s), endorsed in blank with signatures guaranteed by a member bank of the Federal Reserve System or a member firm of the New York Stock Exchange on a business day (any weekday, which is not a holiday, and on which banks are open generally for business in the City and State of New York), which is the fifth (5th) business day (the "Closing Date") following the receipt of a notice in writing (the "Purchase Notice") from you requiring the Seller to deliver the Shares against payment of the Aggregate Purchase Price in cash or other immediately available funds at the offices of Jeffrey T. Edwards, Esquire, Preti, Flaherty, Beliveau, Pachias and Haley, One City Center, Portland, Maine 04112 (the "Edwards Office"), or at the offices of E. Trigg Brown, Jr., Davenport & Company LLC, One James Center, 901 East Main Street, Richmond, Virginia 23219 (the "Davenport Office"), or at such other time and place as you and the Seller shall agree in writing; provided, however, that the Closing Date shall not be later than Wednesday, July 31, 2002, without the prior written consent of the Seller, time being of the essence to all of the undertakings and agreements contained herein, and, provided, further, that you shall specify in the Purchase Notice whether the closing shall occur at the Edwards Office or at the Davenport Office.

     In addition to, and not as a limitation upon, the agreements contained in the next preceding paragraph of this Agreement, the parties hereto covenant and agree as follows:

     1. The Seller represents and warrants that he, she, it or they is/are the beneficial owner(s) of the Shares and either is/are the record owner(s) of the Shares as of the date hereof, or will be the record owner(s) of the Shares as of the Closing Date, free and clear of all liens, security interests, pledges, encumbrances and adverse claims of every kind and nature, and he, she, it or they have full legal capacity, if an individual(s), to execute and deliver this Agreement and therefore to become bound hereby, and if a trust, corporation, partnership, limited liability company or other business entity, the same has been duly authorized by all necessary action, and the undersigned is duly authorized to execute and deliver this Agreement on behalf of such trust, corporation, partnership, limited liability company or other business entity. The Seller acknowledges that it is a condition precedent to your obligation to purchase the Shares that the Seller be the record owner of the same and that the Shares be delivered in certificated form, registered in the name(s) of the Seller on the stock transfer ledger of the Company and accompanied by completed and executed stock power(s) with signatures guaranteed, as aforesaid, against payment of the Aggregate Purchase Price on the Closing Date and otherwise strictly in accordance with the terms of this Agreement. The Seller further agrees that following the Closing, he, she, it or they will take any and all actions, and execute any and all documents reasonably necessary or appropriate to fully vest in you or your assigns the absolute ownership of the Shares (subject, however, to the option in favor of the Seller herein contained) and to enable you or your assigns to cause the Shares to be registered in your or your assigns' name on the stock transfer ledger of the Company.

     2. The Seller acknowledges that (i) you are the current Chairman of the Board of Directors, President and Chief Executive Officer of the Company, (ii) you, together with a Coogan family trust (the "Family Trust") of which your spouse (the "Spouse") is the trustee, without giving effect to the transactions contemplated hereby, are the beneficial owners of in the aggregate approximately 40.80% of the issued and outstanding Common Stock of the Company, which represents in the aggregate the largest block of the shares of the Company currently existing, (iii) following the Closing of the transactions contemplated hereby and other purchases of Common Stock of the Company that you, the Family Trust or the Spouse or any of the affiliates of any of them may make, may result in you, the Family Trust or the Spouse or the affiliates of any of them controlling more than a majority of the Common Stock of the Company with, therefore, the power, among other things, to elect the Board of Directors of the Company, and (iv) the Company is in the process of acquiring the assets of Tecstar Electro Systems, Inc., as disclosed in the Company's Current Report on Form 8-K under the Securities Exchange Act of 1934, as amended, dated and filed with the United States Securities and Exchange Commission (the "SEC") on May 24, 2002, a copy of which is attached hereto and by this reference made a part hereof.

     3. By executing and delivering to the Seller a counterpart of this Agreement, and for One Dollar ($1.00) and other good and valuable consideration, including but not limited to the agreement of the Seller contained in this Agreement to sell and deliver the Shares to you, the receipt and sufficiency of all of which is hereby acknowledged by you, you further covenant and agree that upon receipt of a written notice (the "Option Notice") from the Seller during the Call Period (hereinafter defined) you will either sell and deliver to the
Seller, or cause to be sold and delivered to the Seller, up to            shares
(the number of shares--in no event to exceed          shares--to be specified in
the Option Notice) (the "Option Shares") of the Company's Common Stock (par value $0.20 per share) against payment of the aggregate purchase price therefor, which shall be the number of shares specified in the notice, multiplied by One Dollar ($1.00), to be paid in cash or other immediately available funds at the settlement, which shall occur as quickly as practicable in the circumstances after your receipt of the Option Notice and in any event within five business days after you notify the Seller in writing that you or your designee are prepared to deliver the Option Shares to the Seller or as he, she, it or they in writing direct, accompanied by a stock power(s), endorsed in blank with signatures guaranteed by a member bank of the Federal Reserve System or a member firm of the New York Stock Exchange, against payment, as aforesaid (the "Settlement Notice"), such Settlement Notice to the Seller to specify the place and time of settlement, which shall not be later than the forty-fifth (45th) business day after the date of the Settlement Notice. The option reserved by the Seller and granted by you herein shall be exercisable by the Seller during the period commencing February 1, 2003 and ending on January 31, 2006 (the "Call Period").

     Notwithstanding anything to the contrary contained in the next preceding paragraph of this Section 2, if on or after the Closing Date and before the commencement of the Call Period the Company enters into a transaction or series of transactions that (i) are reasonably expected to result in a "Change of Control" (hereinafter defined) of the Company, and (ii) such transaction is reported on a Current Report of the Company on Form 8-K (or a comparable form required by applicable regulation of the SEC at the time), then and in such event, the Call Period shall be deemed to have commenced on the date such Form 8-K (or comparable form) is filed with the SEC and shall end on the ninetieth (90th) day next preceding the closing date for such transaction or series of transactions (unless such transaction or series of transactions is expected to close before such ninetieth
(90th) day, in which event the Call Period shall end on the thirtieth (30th) business day next preceding the closing date for such transaction or series of transactions) (in either case the "Accelerated Call Period"); provided, however, if such transaction or series of transactions is terminated prior to the expiration of the Accelerated Call Period and prior to settlement of the purchase of Option Shares pursuant to an Option Notice given during the Accelerated Call Period, then and in such event the Option Notice shall be deemed to have been withdrawn (and thereafter shall be null and void) as of the date such transaction or series of transactions are terminated. Settlement for the purchase of Option Shares pursuant to an Option Notice given during the Accelerated Call Period shall be pursuant to a Settlement Notice.

     For purposes of this Section 3, the term "Change of Control" shall mean and refer to the result of a transaction or series of transactions wherein it is reasonably expected that a person or persons (in the broadest sense of those words), who or which is not H. William Coogan, Jr., the Family Trust or the Spouse, or an affiliate of H. William Coogan, Jr., the Family Trust or the Spouse, following the consummation of any such transaction or series of transactions will control the Company. For purposes of this Agreement, the term, "affiliate", shall mean any person who or which controls, is controlled by or is under common control with, another person.

     Notwithstanding anything to the contrary contained herein, settlement of the purchase of Option Shares shall be subject to compliance with all applicable Federal and state securities laws and regulations; provided, however, that if the Option Shares in the hands of the Seller following settlement for Seller's purchase thereof pursuant to an Option Notice are not tradable by Seller in the over-the-counter securities market, then and in such event, assuming that at the time Seller is not an "affiliate" of the Company within the meaning of that term under the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder, you will take, or cause the Company to take, reasonable and appropriate action to cause the Option Shares as quickly as practicable in the circumstances to become so tradable.

     4. In the event of a default in the prompt and punctual performance of the obligations of the respective parties hereto, the parties hereto acknowledge that there will be no adequate remedy at law for such default, and each consents to the entry of an order by a court of competent jurisdiction requiring the specific performance of the obligations of the defaulting party in addition to any and all other remedies available to the non-defaulting party whether at law, in equity or by statute.

     5. By executing and delivering this Agreement, and pending the Closing of your purchase of the Shares in accordance with the terms of this Agreement, the Seller further agrees to, and hereby does, constitute and appoint you (or any substitute or substitutes that you may appoint from time to time to act in your place and stead) his, her, its or their true and lawful attorney-in-fact to vote the Shares on any and all matters that either are, or are required by applicable law or the Articles of Incorporation, as amended, or the Bylaws, as amended, of the Company, or otherwise, to be put to a vote of the shareholders of the Company, whether at a regular or any special meeting of the shareholders of the Company or otherwise. THE PROXY GRANTED HEREBY IS INTENDED BY THE SELLER TO BE, AND HEREBY IS IRREVOCABLE AND IS FURTHER INTENDED TO SATISFY THE REQUIREMENTS OF TITLE 13-A, CHAPTER 6, SECTION 615, INCLUING BUT NOT LIMITED TO SUBSECTION 615 4 B, OF THE MAINE BUSINESS CORPORATION ACT, AS AMENDED. IN ADDITION TO, AND NOT AS A LIMITATION UPON THE OTHER PROVISIONS OF THIS SECTION 5, THE PROXY GRANTED HEREBY SHALL CONTINUE TO BE EFFECTIVE, NOTWITHSTANDING THE EXPIRATION OF ELEVEN
(11) MONTHS FROM THE DATE OF EXECUTION OF THIS AGREEMENT.

     6. Notices required to be given hereunder shall be in writing and shall be deemed to have been given when hand delivered at, or when mailed, certified mail, return receipt requested, postage prepaid to the address set forth following the signature of each party hereto or such different address as a party hereto from time to time specifies in writing by notice to the other party given in accordance with this Section 5. This Agreement constitutes the full and complete agreement of the parties hereto with respect to the within contained subject matter and supersedes any and all other agreements or understandings between or among the parties hereto regarding such subject matter, whether oral or written. Except for the provisions of Section 5 hereof, which shall be interpreted, enforced and construed in accordance with the laws of the State of Maine, exclusive of such State's rules regarding the choice of law, any and all other provisions of this Agreement are to be interpreted, construed and enforced in accordance with the laws of the Commonwealth of Virginia, exclusive, however, of the rules of said Commonwealth regarding the choice of law. This Agreement may only be amended or modified by the parties hereto in writing, and this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective administrators, executors, heirs, devisees, legatees, personal representatives, successors and assigns.

     The date on which the Seller is executing this Agreement is        , 2002.

                                                     Very truly yours,




                                                     -----------------------
                                                     Seller(s)


                                                     -----------------------

                                                     -----------------------

                                                     -----------------------


     The foregoing is agreed to this day of           , 2002 by the undersigned,
H. William Coogan, Jr., having legal capacity to be bound.



                                                     ------------------------
                                                     H. William Coogan, Jr.
                                                     4712 Charmian Road
                                                     Richmond, Virginia 23226

                                                                       Exhibit C

                      Information on Open Market Purchases


     Date
  Purchased           Shares       Share Price     Commission       Total Cost
---------------    ------------    -----------     ----------    --------------

July 10, 2002          2,000        $  1.05        $    94.50    $    2,194.50
                   ============                                  ==============

July 15, 2002            500        $  1.35             30.38    $      705.38
                       1,000        $  1.30             58.50    $    1,358.50
                      10,000        $  1.45            652.50    $   15,152.50
                       7,000        $  1.45            456.75    $   10,606.75
                         500        $  1.28             28.80    $      668.80
                   ------------                                  --------------
                      19,000                                     $   28,491.93
                   ============                                  ==============

July 16, 2002         20,000        $  1.49          1,341.00    $   31,141.00
                       3,000        $  1.49            201.15    $    4,671.15
                         500        $  1.48             33.30    $      773.30
                   ------------                                  --------------
                      23,500                                     $   36,585.45
                   ============                                  ==============

July 17, 2002         10,000        $  1.49            670.50    $   15,570.50
                         500        $  1.49             33.53    $      778.53
                   ------------                                  --------------
                      10,500                                     $   16,349.03
                   ============                                  ==============


TOTAL                 55,000                                     $   83,620.91
                   ============                                  ==============

                                                                       Exhibit D



                          Information on Parties to the
                         Securities Purchase Agreements
                         ------------------------------

Date               Seller
----               ------
July 11, 2002      Jeffrey Vigue
July 11, 2002      Michael E. and Sally E. Bouthot JT Ten
July 11, 2002      Clyde Campbell, Trustee
                   Ada Campbell, Trustee, The Campbell Living Trust
July 11, 2002      Millard S. Parlin Jr.
July 11, 2002      Robert W. Getchell
July 11, 2002      John Joseph Jr., Custodian -
                   Caroline M. Joseph UGMA ME
July 11, 2002      John Joseph Jr., Custodian -
                   Amy H. Joseph UGMA ME
July 11, 2002      John Joseph Jr., Custodian -
                   John M. Joseph, III, UGMA ME
July 11, 2002      Tessa K. Joseph
July 11, 2002      Elsie P. Viles
July 11, 2002      William T. Adamson II
July 11, 2002      Clarence and Barbara Herrick, Trustees, Herrick Living Trust
July 11, 2002      Susan Bassi Brown
July 11, 2002      Kristopher M. Gilbert-Vigue
July 11, 2002      Ivy L. Gilbert
July 11, 2002      Ivy L. Gilbert, as President of
                   GV Financial Group
July 11, 2002      James F. Vigue
July 11, 2002      Walter H. Zukowski, Trustee -
                   Walter H. Zukowski Trust
July 11, 2002      Harold L. Vigue, Trustee -
                   Vigue Loving Trust
July 11, 2002      Lorraine Kingsbury, Trustee -
                   Robert S. Kingsbury Family Trust
July 11, 2002      John M. Joseph, Trustee -
                   Joseph Family Trust
July 11, 2002      William G. Savage, Trustee -
                   Savage Family Trust
July 15, 2002      John Vigue for
                   Oyster River Management
July 15, 2002      Arthur J. Haug, Trustee -
                   The Haug Loving Trust
July 16, 2002      Warren M. Aldred and Beverly L. Aldred
July 17, 2002      John T. Wyand, Trustee -
                   John T. Wyand Trust

                                       D-1